UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )<F1>
                                           ----


                            Guilford Mills, Inc.
                    ------------------------------------
                               (Name of Issuer)


                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)


                                   401794102
                             --------------------
                                 (CUSIP Number)


<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule is filed pursuant to Rule 13d-1(b).

--------------------
CUSIP No.  401794102        13G
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Artisan Partners Limited Partnership  39-1807188
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
    Not Applicable                                                       (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY        1,330,200
  OWNED BY   ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                    1,330,200
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,330,200
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES<F1>
      Not Applicable
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.9%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F1>
      IA
-------------------------------------------------------------------------------

                  <F1> SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No.  401794102         13G
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Artisan Investment Corporation
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
    Not Applicable                                                       (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
      Wisconsin
-------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY        1,330,200
  OWNED BY   ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                    1,330,200
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,330,200
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES<F1>
      Not Applicable
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.9%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F1>
      CO
-------------------------------------------------------------------------------

                  <F1> SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No.  401794102         13G
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Andrew A. Ziegler
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
    Not Applicable                                                       (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
-------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY        1,330,200
  OWNED BY   ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                    1,330,200
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,330,200
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES<F1>
      Not Applicable
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.9%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F1>
      IN
-------------------------------------------------------------------------------

                  <F1> SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No.  401794102        13G
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Carlene Murphy Ziegler
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
      Not Applicable                                                     (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
-------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY        1,330,200
  OWNED BY   ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                    1,330,200
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,330,200
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES<F1>
      Not Applicable
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.9%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F1>
      IN
-------------------------------------------------------------------------------

                      <F1>SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

                    Guilford Mills, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    4925 West Market Street
                    Greensboro, NC 27407

Item 2(a)      Name of Person Filing:

                    Artisan Partners Limited Partnership ("Artisan Partners") Artisan Investment Corporation, the general partner of
                         Artisan Partners ("Artisan Corp.")
                    Andrew A. Ziegler
                    Carlene Murphy Ziegler

Item 2(b)      Address of Principal Business Office:

                    Artisan Partners, Artisan Corp., Mr. Ziegler and Ms. Ziegler are all located at:

                         1000 North Water Street, #1770
                         Milwaukee, WI 53202

Item 2(c)      Citizenship:

                    Artisan Partners is a Delaware limited partnership Artisan Corp. is a Wisconsin corporation
                    Mr. Ziegler and Ms. Ziegler are U.S. citizens

Item 2(d)      Title of Class of Securities:

                    Common Stock

Item 2(e)      CUSIP Number:

                    401794102

Item 3         Type of Person:

                    (e) Artisan Partners is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940; Artisan Corp. is the General Partner of Artisan Partners; Mr. Ziegler and Ms. Ziegler are the principal stockholders of Artisan Corp.

Item 4         Ownership (at December 31, 1999)

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         1,330,200

                    (b)  Percent of class:

                         6.9% (based on 19,194,295 shares outstanding on November 15, 1999)

                    (c)  Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:  None
                          (ii) shared power to vote or to direct the vote:
                               1,330,200
                         (iii) sole power to dispose or to direct the
                               disposition of: None
                          (iv) shared power to dispose or to direct disposition
                               of: 1,330,200

                         Artisan Partners serves as investment adviser to Artisan Funds, Inc., comprised of four series designated Artisan Small Cap Fund, Artisan International Fund, Artisan Mid Cap Fund and Artisan Small Cap Value Fund (the "Funds"). Various of
                         Artisan Partners' limited partners and employees are also officers and directors of the Funds, but Artisan Partners does not consider the Funds to be controlled by such persons. Although the Funds are not controlled by Artisan Partners, pursuant to rule 13d-3(a) the shares beneficially owned by a Fund, with respect to which that Fund has delegated to Artisan Partners shared voting power and shared dispositive power, are considered to be shares beneficially owned by Artisan Partners by reason of such delegated powers. Other clients of Artisan Partners may own shares which are not included in the aggregate number of shares reported herein because Artisan Partners does not have or share voting or investment power over those shares.

Item 5         Ownership of Five Percent or Less of a Class:

                    Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

                    The shares reported herein have been acquired on behalf of discretionary clients of Artisan Partners. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not Applicable

Item 8         Identification and Classification of Members of the Group:

                    Not Applicable

Item 9         Notice of Dissolution of Group:

                    Not Applicable

Item 10        Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature
                                  -----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                    The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                              ARTISAN INVESTMENT CORPORATION
                                for itself and as general partner of
                                ARTISAN PARTNERS LIMITED PARTNERSHIP


                              By:  /s/ Andrew A. Ziegler
                                   ----------------------
                                   Andrew A. Ziegler
                                   President


                    The undersigned individuals, on the date above written, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the security reported herein.

                              ANDREW A. ZIEGLER

                              /s/ Andrew A. Ziegler
                              ------------------------------

                              CARLENE MURPHY ZIEGLER

                              /s/ Carlene Murphy Ziegler
                              ------------------------------